Mail Stop 4561

September 11, 2007

William Guerrant, Esq.
Hill, Ward & Henderson P.A.
101 East Kennedy Boulevard
Suite 3700
Tampa, Florida 33602

> **Re:** **Carbiz, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed August 31, 2007**
> **File No. 333-142142**
>
> **Post-effective Amendment No. 2 to Form SB-2**
> **Filed August 31, 2007**
> **File No. 333-129408**

Dear Mr. Guerrant:

We have limited our review of your filings to the matters discussed below. Further, we have reviewed your responses to our prior letter dated August 10, 2007, relating to these filings and have the following comments.

Amendment No. 2 to Form SB-2 (File No. 333-142142)

Additional Selling Shareholder Disclosures, page 41

Financial Ability of Carbiz to Make Payments on Selling Shareholder Securities, page 47

1. Please refer to prior comment 5 of our letter dated August 10, 2007. We note your revised disclosure with respect to your belief that the company has the ability to make all payments on the securities overlying the common stock being registered based on three factors: the increase in the company's eligible accounts receivable since March 2007, the increase it its percentage of expected collections on loans since June 2007, and its ability to repay the Trafalgar debt with shares of common stock. In this regard, please revise your filing to address the following matters:

- The company has experienced net losses every fiscal year since its inception and it had approximately $344,000 in cash and cash equivalents as of April 30, 2007. Note also your risk factor disclosure on page 6 that "[t]he failure to obtain adequate financing could result in a substantial curtailment…of [your] ability to service [your] debt obligations."

- Expand the "Financial Ability" subsection to explain how recent increases in your accounts receivable balance and percentage of collections provide a reasonable basis for the belief that Carbiz will be able to make all payments on the Trafalgar debentures. In addition, please provide specific quantitative objectives and projections relating to operations or future financings that support the company's belief that it has the ability to repay the principal amount of the debentures.

- It appears that the Trafalgar debentures are convertible at the holder's option, as opposed to the company's. Unless the company has the ability to redeem the debentures for shares, it is inappropriate to include this factor as a basis for your belief that the company will be able to repay the Trafalgar debentures.

- Expand your disclosure to reflect the possibilities that operating losses may continue, the company may be unable to obtain financing to fund existing debt, and Trafalgar may demand repayment in cash.

Any questions should be directed to Katherine Wray at (202) 551-3483 or, in her absence, the undersigned at (202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal Branch Chief – Legal

cc: Via facsimile: 512-542-8612
Peter V. Hogan, Esq.
Richardson & Patel LLP